December 21, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeffrey P. Riedler, Esq.
Assistant Director

Re:	Advanced Cell Technology, Inc. Registration Statement on Form S-1, Post Effective Amendment No. 1 Filed December 9, 2010 (File No. 333-163202)

Ladies and Gentlemen:

On behalf of Advanced Cell Technology, Inc. (“Advanced Cell” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 15, 2010.

Staff comment:

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We note the following statement on page F-42, “Between September 29, 2008 and January 20, 2009, the Company was ordered by the Circuit Court…for Sarasota County, Florida to settle certain past due accounts payable, for previous professional services and other operating expenses incurred, by the issuance of shares of its common stock.”  It appears from publicly available court records that the court did not in fact order a settlement but that the company voluntarily entered into a settlement that was later approved by the court pursuant to a court order.  It appears that the form of payment and the number of shares was determined through your negotiations and that the court did not determine the amount or form of payment.  Please revise your disclosure to more clearly describe the sequence of events.  Additionally, to the extent that you had any relationship with the companies providing professional services or entered into other transactions with these companies, either prior to these transactions or subsequent to these transactions, please describe these relationships and/or transactions.

Response:

The disclosure has been revised to more clearly describe the sequence of events, and to disclose that, other than the claims for payment and the settlement agreements, the Company has not had and does not have any relationship with such companies nor has the Company entered into any other transactions with them either prior to or after the claim and settlement agreement, in accordance with the Staff’s comment.

On behalf of the Company, we confirm that the Company acknowledges that:

	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact me at (212)981-6772.

Very Truly Yours,

/s/ David B. Manno

cc: Advanced Cell Technology, Inc.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

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